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Exhibit

Exhibit Description

99.1 Announcement on 2026/06/03: The Board of Directors resolved the issuance of the 1st Unsecured Convertible Bond

99.2 Announcement on 2026/06/03: The Board of Directors resolved the issuance of the 2nd Unsecured Convertible Bond

Exhibit 99.1

The Board of Directors resolved the issuance of the 1st Unsecured Convertible Bond

1. Date of the board of directors’ resolution: 2026/06/03

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 1st Unsecured Convertible Bond

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued: Up to NT$12 billion in par value

5. Face value per bond: Temporarily set at NT$100,000

6. Issue price: Issued at no less than 101% of par value

7. Issuance period: Temporarily set at five years from the issue date

8. Coupon rate: Temporarily set at 0% per annum

9. Types, names, monetary values and stipulations of collaterals: Not applicable

10. Use of the funds raised by the offering and utilization plan: Purchase of machinery and equipment

11. Underwriting method: Book building

12. Trustees of the corporate bonds: To be decided

13. Underwriter or agent: Horizon Securities Co., Ltd.

14. Guarantor(s) for the issuance: Not applicable

15. Agent for payment of the principal and interest: To be decided

16. Certifying institution: Not applicable

17. Where convertible into shares, the rules for conversion:

The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

18. Sell-back conditions:

Conditions of the investors’ put: The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

19. Buyback conditions:

Conditions of the issuer’s call: The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

20. Reference date for any additional share exchange, stock swap, or subscription:

The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription:

The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

22. Reasonableness and necessity of capital raising following a cash capital reduction (applicable to companies that have conducted a cash capital reduction in the current year or the preceding year): Not applicable

23. Any other matters that need to be specified:

(1) No physical bond certificates will be printed for the issuance; delivery will be made by book-entry transfer. After approval from the regulators, the Chairman or a person designated by the Chairman will be authorized to determine the issue date, conversion price and other relevant matters, and to apply to the Taipei Exchange (TPEx) for OTC trading.

(2) The related matters of the issuance, including but not limited to the timing of issuance, issuance limit, issue amount, issue price, issuance and conversion terms and conditions, total required proceeds, sources and uses of the proceeds, planned schedule for the use of proceeds, expected benefits, the execution and delivery of relevant agreements or documents, and other related matters, will be determined and handled by the Chairman or a person designated by the Chairman, as authorized by the Company. Any revisions or adjustments made in response to amendments to laws and regulations, requirements of regulators, operational assessments, market conditions, or changes in objective circumstances, will likewise be determined and handled by the Chairman or a person designated by the Chairman, as authorized by the Company, to the extent permitted by applicable law.

(3) The Chairman or a person designated by the Chairman will be authorized to manage all miscellaneous details.

Exhibit 99.2

The Board of Directors resolved the issuance of the 2nd Unsecured Convertible Bond

1. Date of the board of directors’ resolution: 2026/06/03

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 2nd Unsecured Convertible Bond

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued: Up to NT$4 billion in par value

5. Face value per bond: Temporarily set at NT$100,000

6. Issue price: The minimum bid price is set at no less than 100% of par value. The actual total issue amount will be determined based on the results of the competitive auction.

7. Issuance period: Temporarily set at five years from the issue date

8. Coupon rate: Temporarily set at 0% per annum

9. Types, names, monetary values and stipulations of collaterals: Not applicable

10. Use of the funds raised by the offering and utilization plan: Purchase of machinery and equipment

11. Underwriting method: Competitive auction

12. Trustees of the corporate bonds: To be decided

13. Underwriter or agent: Horizon Securities Co., Ltd.

14. Guarantor(s) for the issuance: Not applicable

15. Agent for payment of the principal and interest: To be decided

16. Certifying institution: Not applicable

17. Where convertible into shares, the rules for conversion:

The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

18. Sell-back conditions:

Conditions of the investors’ put: The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

19. Buyback conditions:

Conditions of the issuer’s call: The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

20. Reference date for any additional share exchange, stock swap, or subscription:

The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription:

The related matters will be conducted in accordance with the relevant regulations, and the details will be announced after approval from the regulators.

22. Reasonableness and necessity of capital raising following a cash capital reduction (applicable to companies that have conducted a cash capital reduction in the current year or the preceding year): Not applicable

23. Any other matters that need to be specified:

(1) No physical bond certificates will be printed for the issuance; delivery will be made by book-entry transfer. After approval from the regulators, the Chairman or a person designated by the Chairman will be authorized to determine the issue date, conversion price and other relevant matters, and to apply to the Taipei Exchange (TPEx) for OTC trading.

(2) The related matters of the issuance, including but not limited to the timing of issuance, issuance limit, issue amount, issue price, issuance and conversion terms and conditions, total required proceeds, sources and uses of the proceeds, planned schedule for the use of proceeds, expected benefits, the execution and delivery of relevant agreements or documents, and other related matters, will be determined and handled by the Chairman or a person designated by the Chairman, as authorized by the Company. Any revisions or adjustments made in response to amendments to laws and regulations, requirements of regulators, operational assessments, market conditions, or changes in objective circumstances, will likewise be determined and handled by the Chairman or a person designated by the Chairman, as authorized by the Company, to the extent permitted by applicable law.

(3) The Chairman or a person designated by the Chairman will be authorized to manage all miscellaneous details.